Exhibit 4.6

FORM OF LETTER TO NOMINEE HOLDERS

WHOSE CLIENTS ARE BENEFICIAL HOLDERS

SEARS HOLDINGS CORPORATION

Up To $625 Million Aggregate Principal Amount of 8% Senior Unsecured Notes Due 2019 and
Warrants to Purchase 21,999,296 Shares of Common Stock of Sears Holdings Corporation
Issuable Upon the Exercise of Subscription Rights
Distributed to Stockholders of Sears Holdings Corporation

October 31, 2014

To Brokers, Dealers, Custodian Banks, or Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the distribution by Sears Holdings Corporation (“Sears Holdings”), to the holders of record (the “Record Holders”) of its common stock, par value $0.01 per share (“Common Stock”), as of the close of business on October 30, 2014 (the “Record Date”), at no charge, of transferable subscription rights (the “Rights”) to purchase units (each, a “Unit”), each of which consists of (a) $500 in principal amount of 8.0% senior unsecured notes due 2019 (“Notes”) and (b) 17.5994 warrants (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one share of Sears Holdings Common Stock (the “Rights Offering”). The Rights are described in Sears Holdings’ Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-199475), filed on October, 20, 2014, and amended on October 30, 2014, and the accompanying prospectus supplement (the “Prospectus Supplement”), dated October 30, 2014.

In the Rights Offering, an aggregate of $625 million in Notes and 21,999,296 Warrants are being offered pursuant to the Registration Statement and the Prospectus Supplement. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on November 18, 2014, but Sears Holdings may extend the Rights Offering for additional periods (as so extended, the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Units consisting of Notes and Warrants.

Each Right gives the holder thereof the right to purchase, at a subscription price of $500 per Unit (the “Subscription Price”) one Unit consisting of a Note and 17.5994 Warrants. We will not issue fractional Warrants. If you would be entitled to receive a fractional number of Warrants upon exercise of the Rights, we will round down the total number of Warrants to be issued to you to the nearest whole number. For example: If you were to acquire 27 Units, you would receive 475 Warrants (27 × 17.5994, rounded down to the nearest whole number).

As described in the accompanying Prospectus Supplement, you will receive one Right for every 85.1872 shares of Sears Holdings Common Stock carried by us in your account as of the Record Date. Fractional Rights will not be issued and fractional Rights will be eliminated by rounding down to the nearest whole Right. As an example, if you owned 1,000 shares of Sears Holdings Common Stock as of the Record Date, you would receive 11 Rights pursuant to your Basic Subscription Right (1000 ÷ 85.1872 = 11.7388, rounded down to the nearest whole number) that would entitle you to purchase 11 Notes and 193 Warrants.

In addition, holders of Rights who purchase all of the Units available to them pursuant to their Basic Subscription Rights, after giving effect to any purchases or sales of Rights by them prior to such exercise, may also choose to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $500 per Unit, for a portion of any Units that other holders of Rights do not purchase through the exercise of their Basic Subscription Rights. Computershare, Inc. (the “Subscription Agent”) will allot Units in the Rights Offering as follows:

•	First, Units will be allocated to holders of Rights who exercise their Basic Subscription Rights (as described in the Prospectus Supplement) at a ratio of one Unit per exercised subscription right.

•	Second, any Units that were eligible to be purchased in the Rights Offering will be allocated among the holders of rights who exercise the Over-Subscription Privilege, in accordance with the following formula:

•	Each holder who exercises the Over-Subscription Privilege will be allocated a percentage of the remaining Units equal to the percentage that results from dividing (i) the number of Basic Subscription Rights which that holder exercised by (ii) the number of Basic Subscription Rights which all holders who wish to participate in the Over-Subscription Privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription Units than the holder requested to purchase through the exercise of the Over-Subscription Privilege.

•	For example, if Stockholder A holds 200 Rights and Stockholder B holds 300 Rights and they are the only two stockholders who exercise the Over-Subscription Privilege, Stockholder A will be allocated 40% and Stockholder B will be allocated 60% of all remaining Units. (Example A)

•	Third, if the allocation of remaining Units pursuant to the formula described above in the second step would result in any holder receiving a greater number of Units than that holder subscribed for pursuant to the Over-Subscription Privilege, then such holder will be allocated only that number of Units for which the holder over-subscribed.

•	For example, if Stockholder A is allocated 100 Units pursuant to the formula described above but subscribed for only 40 additional Units pursuant to the Over-Subscription Privilege, Stockholder A’s allocation would be reduced to 40 Units. (Example B)

•	Fourth, any Units that remain available as a result of the allocation described above being greater than a holder’s over-subscription request (the 60 additional Units in Example B above) will be allocated among all remaining holders who exercised the Over-Subscription Privilege and whose initial allocations were less than the number of Units they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available Units have been allocated or all over-subscription requests have been satisfied in full.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). The Rights will be transferable during the course of the subscription period, and Sears Holdings has applied to list the Rights for trading on the NASDAQ Global Select Market under the symbol “SHLDZ” and Sears Holdings currently expects that the Rights will begin trading on or about October 31, 2014, and will continue to trade until 4:00 p.m., New York City time, on November 13, 2014, the third trading day prior to the Expiration Date.

We are asking (i) persons who hold shares of Sears Holdings Common Stock and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, (ii) persons who purchase Rights during the subscription period held through a broker, dealer, commercial bank, trust company or other nominee and (iii) Record Holders of Sears Holdings Common Stock who prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who hold their Rights through a broker, dealer, commercial bank, trust company or other nominee who wish to obtain a separate Subscription Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Subscription Rights Certificate be issued.

Please take prompt action to notify, as soon as possible, any beneficial owners of Sears Holdings Common Stock of the Rights Offering and the procedures and deadlines that must be followed to exercise their Rights. If you exercise the Over-Subscription Privilege on behalf of beneficial owners of Rights, you will be required to certify to the Subscription Agent and Sears Holdings, in connection with the exercise of the Over-Subscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Units that are being subscribed for pursuant to the Basic Subscription Right, whether the Basic Subscription Right of each beneficial owner of Rights on whose behalf you are acting has been exercised in full and the number of Units being subscribed for pursuant to the Over-Subscription Privilege by each beneficial owner of Rights on whose behalf you are acting.

Sears Holdings is not charging any fee or sales commission to issue the Rights or to issue Notes and Warrants upon the exercise of Rights. Any commissions, fees, taxes or other expenses, other than certain reasonable fees and expenses of the Subscription Agent and Georgeson Inc. (the “Information Agent”) will be for the account of the holder of the Rights, and none of such commissions, fees, taxes or expenses will be paid by Sears Holdings, the Subscription Agent or the Information Agent. Enclosed are copies of the following documents:

1.	Prospectus Supplement;

2.	Instructions for Use of Sears Holdings Corporation Subscription Rights Certificates;

3.	A form of letter that may be sent to your clients for whose accounts you hold shares of Sears Holdings Common Stock registered in your name with an attached form of instruction;

4.	Beneficial Holder Election Form;

5.	Nominee Holder Certification; and

6.	A return envelope addressed to Computershare Inc., the Subscription Agent.

Your prompt action is requested. As described further in the Prospectus Supplement, to exercise the Rights, you must deliver the properly completed and duly executed Subscription Rights Certificate, together with the Nominee Holder Certification and payment in full of the total subscription amount that is required for all of the Units subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, and a properly completed and executed IRS Form W-9 or W-8 (as applicable) to the Subscription Agent. Do not send the Subscription Rights Certificate, Nominee Holder Certification or payment to Sears Holdings. The properly completed and duly executed Subscription Rights Certificate and Nominee Holder Certification, accompanied by full payment of the total subscription amount, must be received by the Subscription Agent before 5:00 p.m., New York City time, on the Expiration Date. Failure to return the properly completed Subscription Rights Certificate and Nominee Holder Certification with the correct and complete payment, or failure to make payment and subscribe in accordance with the applicable procedures of DTC and/or your institution will result in your not being able to exercise the Rights held in your name on behalf of yourself or other beneficial owners. If a Rights holder exercises its Rights, such exercise may be revoked prior to 5:00 p.m., New York City time, on November 17, 2014, the trading day prior to the Expiration Date, by following the procedures set forth in these Instructions and in “The Rights Offering—Revocation, Withdrawal or Cancellation of Subscription Rights” in the Prospectus Supplement. Any such notice of revocation must (i) specify the name of the Rights holder who has exercised the Rights being revoked, (ii) identify the number of previously exercised Rights being withdrawn, (iii) identify the CUSIP number of the Rights (812350 148) and (iv) contain a statement that the holder is withdrawing its election to exercise Rights. If the holder does not indicate the number of Rights being withdrawn then the holder will be deemed to have withdrawn all of its Rights previously exercised. Beneficial holders wishing to withdraw their exercise of Rights should contact their broker, dealer, custodian bank or other nominee by 5:00 p.m., New York City time, on November 14, 2014, the second trading day prior to the scheduled Expiration Date. The broker, dealer, custodian bank or other nominee may establish an earlier deadline for the holder to provide them notice of its intent to withdraw. The nominee holder must then contact the Depository Trust Company to withdraw the exercise of Rights. The broker, dealer, custodian bank or other nominee must notify the Depository Trust Company of your election to withdraw your exercise of Rights by 5:00 p.m., New York City time, on November 17, 2014, the trading day prior to the scheduled Expiration Date. All subscription payments will be returned as promptly as practicable without interest or deduction.

Rights not exercised before 5:00 p.m., New York City time, on the Expiration Date will expire, have no value and cease to be exercisable for Notes and Warrants.

Additional copies of the enclosed materials may be obtained from the Information Agent, Georgeson Inc., by calling 866-695-6078 (toll free) or emailing SearsNotesandWarrantsOffer@georgeson.com.

Very truly yours,

Sears Holdings Corporation

NOTHING IN THE PROSPECTUS SUPPLEMENT OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF SEARS HOLDINGS CORPORATION, THE SUBSCRIPTION AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.